Exhibit 4.51

DATED

2004

LAXDALE LIMITED

- AND -

SCARISTA LIMITED

EXCLUSIVE PATENT AND

KNOW-HOW AGREEMENT

EXPLOITATION OF PRODUCTS BY SCARISTA

AGREED FORM DOCUMENT

THIS AGREEMENT is made the                                day of                                       2004

BETWEEN

(1)                                 LAXDALE LIMITED a company registered in Scotland whose registered office is at Kings Park House, Laurelhill Business Park, Polmaise Road, Stirling FK7 9JQ (“Laxdale”); and

(2)                                 SCARISTA LIMITED a company registered under number 71829 whose registered office is at 1st Floor, 28 Victoria Street, Douglas, Isle of Man IM1 2LE (“Scarista”).

RECITALS

(A)                               Laxdale is a research and development company and commercialisation company in the pharmaceutical industry which owns certain inventions and know-how.

(B)                               Scarista is a company which owns, licences and commercialises inventions, know-how and other intellectual property which have applications in medicine.

(C)                               Scarista and Laxdale wish to co-operate in the exploitation of intellectual property and patent rights and know-how in their respective territories and entered into two agreements each dated 24 March 2000 pursuant to the first of which Scarista granted to Laxdale certain rights which had been granted to Scarista by Scotia Holdings plc, and pursuant to the second of which each granted to the other licences of certain intellectual property for designated fields of use and territories (together the “Previous Agreements”).

(D)                               Scarista and Laxdale subject to the terms and conditions contained herein wish to enter into a new agreement (“this Agreement”).

TERMS AGREED

1.                                      Definitions

In this Agreement:

“Affiliate”

means any firm, person or company which controls, is controlled by or is under common control with a party to this Agreement and for the purpose of this definition the term “control” means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such firm, person or company whether through the ownership of voting securities, by contract or otherwise or the ownership either directly or indirectly of 50% or more of the voting securities of such firm, person or company;

“a Distributor”	means a distributor under the terms of a Distributor Agreement;

“a Distributor Agreement”	means an agreement which allows a third party to purchase from Scarista (or a Licensee of Scarista) and distribute the Products as finished packaged goods;

“the Effective Date”	means the date of this Agreement;

“EMEA”	means the European Medicines Evaluation Agency;

“EU”	means European Union;

“European Union”	means all the current member states of the European Union or any other countries which shall subsequently accede to the membership of the European Union;

“FDA”	means the United States Food and Drug Agency Administration;

“the Field of Use”	means any and all psychiatric and Central Nervous System disorders, including pain;

“the Improvements”	means any improvement, enhancement or modification to a Product or its method of manufacture within the Field of Use;

“Intellectual Property”

means Patents, Orphan Drug Designations, marketing authorisations, confidential information, Laxdale Know-how or other intellectual rights and Improvements developed pursuant to Clause 4.2, owned by or licensed to Laxdale;

“Know-how”

means all secret and substantial Know-how, experience, drawings, designs and all other technical and other information including but not limited to data (to include without limitation clinical data forming part of any Regulatory Dossier), formulae, ideas, inventions, procedures for experiments and tests, manufacturing processes, specifications and techniques;

“LAX-101”	means ethyl-eicosapentaenoate (ethyl-EPA) of greater than 90% purity as the active ingredient

“the Laxdale Know-how”	means all Know-how used by Laxdale in connection with the Patents set out in the Schedule;

“the Laxdale Territory”	means Canada, the United States of America, the European Union and Japan;.

“Licence”

means any form of Agreement or arrangement other than a Distributor Agreement which occurs when Scarista does not sell Product itself to the relevant third party but permits such a Third Party to manufacture and/or sell or otherwise commercialise Products in the Scarista Territory;

“Licensee”	means a licensee under the terms of a Licence;

“the Net Sales Value”

means the gross invoice price of Products sold by Scarista (or a wholly owned subsidiary)in the Scarista Territory(in each case other than pursuant to a Licence, Sub-license or a Distributor Agreement) to a Third Party (“Customer”) less the following items to the extent they are included in the invoice price

(i) normal and reasonable discounts actually granted;

(ii) freight, shipment and insurance costs directly incurred by Scarista (or a wholly owned subsidiary) in transporting Products to Customers;

	(iii)	taxes, tariffs, trade or ordinary discounts actually granted, government rebates, amounts repaid or credited because of return of goods (but excluding any free samples given to Customers);

	(iv)	customs duties and other governmental charges incurred in connection with the sale, exportation or importation of the Products.

For the avoidance of doubt a sale of Products by Scarista (or a wholly owned subsidiary) involving a supply margin of 10% or less shall not fall within the defined terms “Net Sales Value” or “Net Income” for the purposes of this Agreement

If Scarista sells Products in any transaction which is not at arm’s length the Net Sales Value shall not be the price as charged, invoiced or received but shall be the open market price in the part of the world where the transaction was effected.

The transfer or sale of Products to a wholly owned subsidiary shall not be considered a sale. In such cases, the Net Sales Value shall be determined based on the invoiced sale price by the wholly owned subsidiary to the Customer, less the deductions allowed by this clause.

“Net Income”	means all income received by Scarista with respect to commercial exploitation of the Patents or Orphan Drug Designation and the associated Scarista Know-how in the Scarista Territory. Such Net Income shall include: a) when a Product is sold by Scarista (or a wholly owned subsidiary) directly to a Third Party, Net Income shall equal Net Sales Value as defined separately; b) when a Product is sold by a Third Party (or an Affiliate which is not a wholly owned subsidiary) under a Licence, Sub-License or Distributor Agreement, then Net Income shall equal all income received by Scarista from any source under such an agreement whether in the form of profit-sharing, royalties, license fees, share issues which shall be valued at time of disposal(in cases where Scarista shares are subscribed for)and on acquisition (in cases where Scarista is paid a milestone by way of shares in a Third Party), milestone payments, outright sale of the Intellectual Property.

If Scarista receives income in any transaction which is not at arm’s length the Net Income shall not be the price as charged invoiced or received but shall be the open market price in the part of the world where the transaction was effected.

“Patents”

means the patents or patent applications as described in the Schedule (including any and all divisions, continuations, continuations in part, extensions, substitutions, renewals, registrations, revalidations, re-issues thereof or additions thereto and including supplementary certificates of protection or similar of or to any such patent or patent application), together with all Patents which may be granted pursuant to any such patent applications;

“Products”

means a pharmaceutical product within the Field of Use within the scope of any of the Patents or Orphan Drug Designation or utilising a not insubstantial part of the Laxdale Know-how and/or the Intellectual Property of Laxdale;

“Orphan Drug Designation”	means the orphan drug designation of the approval process for a Product as granted by a Regulatory Authority;

“Regulatory Approval”

the grant of all necessary governmental and regulatory approvals by a Regulatory Authority to sell Product in any country within the Scarista Territory including without limitation approval approvals required for pricing and reimbursements (if appropriate);

“Regulatory Authority”	the FDA or similar governmental or other agency in a country having authority to grant a Regulatory Approval;

“Regulatory Dossier”

means a dossier and all formal responses and submissions to any questions or issues raised by a Regulatory Authority in response to such a Regulatory Dossier once submitted which contains all the relevant information relating to a drug which is required by a Regulatory Authority as the case may be. Such a dossier will normally contain information about the chemistry, formulation, manufacture, toxicology, pharmacology, pharmacokinetics and clinical studies related to a drug;

“the Scarista Know-how”	means all Know-how used by Scarista in connection with the Patents set out in the Schedule;

“the Scarista Licence”	means the licence of even date hereto granted by Scarista to Laxdale in terms of which Laxdale is entitled to exploit certain patents and intellectual property in the Laxdale Territory;

“the Scarista Territory”	means world-wide except those countries which comprise the Laxdale Territory from time to time;

“the Schedule”	means the Schedule to this Agreement which set out details of the Patents covered by this Agreement and which forms an integral part of this Agreement;

“Sub-Licence”

means any form of agreement or arrangement which occurs when Scarista permits a Third Party to manufacture and sell or otherwise commercialise Products (other than via a Distributor Agreement) in the Scarista Territory;

“Sub-Licensee”	means any Third Party granted a Sub-license to sell or otherwise commercialise Product under a Sub-license;

“Third Party”	means any party which is not an Affiliate or wholly owned subsidiary of the relevant party ;

“the Trade Marks”	means such trade marks, brands, signs or logos which are applied to the Products;

“USA”	means United States of America;

2.                                      Grant of Rights

2.1.1                      Within the Field of Use Laxdale hereby grants to Scarista the exclusive right and licence (save in respect of Laxdale which shall retain the same right) under the Patents, Orphan Drug Designation, the Laxdale Know-how and the Intellectual Property of Laxdale to develop, to have developed, to make, to have made and to use (other than to market and sell), pharmaceutical products (including Products) on a world wide basis. To the extent that either  Laxdale or Scarista wish to develop, to have developed, to make, to have made and to use (other than to market and sell), pharmaceutical products (including Products) on a world wide basis in either of the other respective territory they shall consult with each other with a view to not prejudicing either of their mutual interests

2.1.2                      Within the Field of Use, Laxdale hereby grants to Scarista the exclusive right and licence under the Patents, the  Laxdale Know-How and the Intellectual Property of Laxdale to market, sell and distribute pharmaceutical products (including Products) in the Scarista Territory.

2.2                                 Laxdale and Scarista acknowledge that it is in their mutual commercial interests to exploit the Patents set out in the Schedule together with the Know-how in a co-operative and collaborative manner and, without limitation, neither Scarista nor Laxdale (or any of their respective Affiliates) will endeavour to enter into any form of exclusive purchase or supply agreement with any Third Party in respect of the Products within the Field of Use which could materially hinder or prevent the other party rights hereunder contracting with such Third Party.

2.3                                 Licensing and Sub-Licensing and Distributorship

Scarista may grant Licences or Distributor Agreements under the licences granted pursuant to Clause 2.1 above, (including a right under the Licence to grant further Sub-licences on the same terms granted by this Clause), on condition that:-

(a)                                  any such Licence or Distributor Agreement shall include like obligations and undertakings on the part of the Licensee or Distributor as are contained in this Agreement; provided, for the avoidance of doubt, that Scarista shall remain solely responsible to Laxdale in respect of the payment of royalties pursuant to this Agreement;

(b)                                 any such Licence or Distributor Agreement shall not exceed in scope or duration, the scope and duration of the licences granted hereunder;

(c)                                  Scarista shall be responsible to Laxdale for any failure of its Licensees or Distributors to observe and perform the terms and conditions of their Licence or Distributor Agreement;

(d)                                 Scarista shall provide to Laxdale details of who it has granted Licences (and details of any Sub-licences granted by its Licensees) or Distributor Agreements, together with a copy of the clauses, schedules and/or definitions of each Licence, Sub-licence or Distributor Agreement it grants, which are relevant to the payments of royalties on Net Sales Value specified in clause 5.1  within thirty (30) days of the respective dates of execution of such Licence, Sub-licence or Distributor Agreement;

(e)                                  Scarista’s Licences and Distributor Agreements will provide for automatic termination of the Licence or Distributorship Agreement in the event of a challenge by the Licensee or distributor to the validity of any of the Patents licensed thereunder; and

(f)                                    the conditions contained in this Clause 2.3 shall not apply to any Licences or Distributor Agreements entered into by Scarista at the date hereof

2.4                                 Formal Licences

The parties agree to execute such formal licences and other documents and take such other action as each party reasonably requires from time to time for registration with Patent Offices and/or other relevant authorities or otherwise to give effect to this Agreement at the expense of the requesting party.  Until the grant of any such licence the parties shall so far as legally possible have the same rights and obligations towards each other as if such licence has been granted.  In the event of any conflict in meaning between any such licence and the provisions of this Agreement, the provisions of this Agreement shall prevail.  The parties shall use their reasonable endeavours to ensure that, to the extent permitted by relevant authorities, this Agreement shall not form part of any public record.

3.                                      Know-how

3.1                                 Forthwith after the Effective Date from time to time as reasonably requested  Laxdale shall disclose to Scarista the Laxdale Know-how and Scarista shall disclose to Laxdale the Scarista Know-how which it is at liberty to disclose.  All Know-how furnished by either party shall be subject to the provisions of Clause 7, (Confidentiality) and shall be used by the recipient party only for the purposes of this Agreement.

3.2                                 Scarista shall be entitled to have full access on reasonable notice to Regulatory Dossiers in Laxdale’s possession and control, for any Product and to use or adapt them for the purposes of this Agreement and at its own expense in the Scarista Territory without payment to Laxdale save as set out in Clause 5 of this Agreement. For the avoidance of doubt all Scarista sub-licensees of the Intellectual Property in the Scarista Territory in terms of this Agreement shall also be entitled to have full access via Scarista on reasonable notice to all such Regulatory Dossier without payment.

4.                                      Improvements

4.1                                 If during the term of this Agreement Scarista develops or conceives any Improvement or receives the benefit of a licence of any Improvement then  Scarista shall grant to Laxdale a non-exclusive licence for severable Improvements (provided it is entitled to do so) or an exclusive licence for non-severable Improvements (provided it is entitled to do so) for the  Laxdale Territory until termination or expiry of this Agreement together with the right to grant sub-licences or distributor agreements pursuant to such Improvement licence(s)and there shall be no further payment to Scarista save for any payment due pursuant to the Scarista Licence.

4.2                                 If during the term of this Agreement, Laxdale develops or conceives any Improvement or receives the benefit of a licence of any Improvement the rights to the use and exploitation of such Improvements shall be granted to Scarista at no additional cost automatically under the same terms and conditions set forth in Clause 2.1 save that where Laxdale receives the benefit of a non-exclusive licence then Scarista shall only be entitled to receive a non-exclusive sub-licence hereunder.

4.3                                 Improvements arising from the work carried out by either party alone shall remain the exclusive property of that party subject to any grant of any licence provided herein.

4.4                                 When Improvements are identified by either party, the parties will endeavour to collaborate to secure their optimum commercialisation

5.                                      Payment

5.1                                 Scarista, in consideration of the rights granted to it under Clause 2.1 and 4.2 shall during the term of this Agreement pay to Laxdale a royalty of 5% on the Net Income received from arising from exploitation or sale of Products sold within the Scarista Territory PROVIDED THAT no royalty shall be due and payable in relation to sales of a Product in a country which is part of the Scarista Territory on the later of (i) expiry of the last Patent relating to the Product in such country; (ii) expiry of any regulatory exclusivity relating to the Product in such country; (iii) the Laxdale Know how ceasing to be secret and substantial in such country. For the avoidance of doubt, if any Product referred to under this Clause 5.1 attracts any other payment or royalty payable by Scarista to Laxdale the maximum aggregate amount payable by Scarista to Laxdale whether pursuant to this Agreement or otherwise in respect of such Products shall be 5% of the Net Income for the relevant Product.

5.2                                 Payment due under Clause 5.1 shall be made within thirty (30) days after the end of each calendar quarter in respect of any Net Income received by Scarista.

5.3                                 All sums due under this Agreement

5.3.1                      are exclusive of any value added tax which shall be payable;

5.3.2                      shall be paid in pounds sterling to the credit of a bank account to be designated in writing by Laxdale. In the event that Scarista receives monies in currencies other than pounds sterling (and in respect of which a royalty is payable to Laxdale) conversion of such monies into pounds sterling shall be calculated:-

5.3.2.1                                     in the case of each royalty payment at the rate of exchange ruling in London on the last day of the calendar quarter in respect of which the payment is due;

5.3.2.2                                     in the case of all other payments at the rate of exchange ruling on the day payment is made or due whichever is earlier.

5.3.3                      shall be made after deduction of taxes, charges and other duties, (including any withholding or other income taxes) required to be made by law it being acknowledged that Scarista shall provide reasonable assistance to Laxdale in recovering any such taxes charges or other duties paid where appropriate.

5.4                                 Scarista shall pay interest on any overdue payments at 2% above the base lending rate of The Bank of Scotland in force from the time payment was due to the date when the payment is actually received by Laxdale’s bank.

6.                                      Records and Reports

6.1                                 Scarista agrees to keep true and accurate records of account containing all data necessary for the determination of payments made under Clause 5.1 which records and books and accounts shall upon reasonable notice by Laxdale (but not more than once in any calendar year) be open at all reasonable times during business hours for inspection by Laxdale or its nominated representative for the purpose of verifying the accuracy of the reports under this Agreement.  Laxdale or its nominated representative may take copies of the records and books of accounts but shall not disclose any information relating to the business or affairs of Scarista other than such information as properly should have been contained in any statement required to be furnished.  Laxdale shall be solely responsible for the costs of inspection unless any reports disclose a shortfall in payments made of more than 5% in respect of any 12 month period in which event Scarista  shall reimburse Laxdale its reasonable costs of inspection and shall, where appropriate, immediately pay Laxdale all royalties due in relation to any shortfall disclosed by the inspection.

6.2                                 Scarista shall submit to Laxdale within thirty (30) days after the end of each calendar quarter a statement setting forth with respect to its operations during that period the quantity of the Products made or sold by it in accordance with the terms hereof and the respective Net Income.

7.                                      Confidentiality

7.1                                 Each party agrees to maintain secret and confidential all information obtained from the other pursuant to this Agreement or obtained pursuant to the Previous Licence (as defined in clause 12.1) including the Know-how and Regulatory Dossiers, to respect the other’s proprietary rights in it, to use it exclusively for the purpose of this Agreement or the Scarista Licecnce (as the case may be) and to disclose the same only to those of its employees to whom and to the extent that such disclosure is reasonably necessary for the purpose of this Agreement.

7.2                                 The parties shall be entitled to disclose confidential information belonging to the other to actual or potential customers for Products to the extent that such disclosure is reasonably necessary to promote the sale or use of the Products in accordance with the terms hereof and on the basis that said confidential information so disclosed is only disclosed subject to confidentiality provisions no less onerous than the party making the disclosure would use in relation to disclosure of its own confidential information to a third party.

7.3                                 The parties shall take all reasonable steps to minimise the risk of disclosure of the information obtained from the other pursuant to this Agreement and shall ensure that all its employees who have access to any information of the other shall be made aware of and subject to these obligations and shall further procure that so far as is reasonably practicable all such employees shall enter into written undertakings in a form previously approved by the other party.

7.4                                 The obligations imposed by this Clause shall not apply to any information which:

7.4.1                      is at the date of this Agreement in the public domain or later comes into the public domain otherwise than by reason of breach of the recipient’s obligations under this Agreement or Previous Agreements ;

7.4.2                      is prior to disclosure under this Agreement in the possession of the recipient free of any obligation of confidentiality or Previous Agreements;

7.4.3                      subsequent to disclosure under this Agreement becomes lawfully available to the recipient from a source independent of the supplier; or

7.4.4                      is independently developed by the recipient without recourse to any information supplied by the supplier.

7.5                                 The obligations imposed by this Clause shall survive the variation, renewal, expiration or termination of this Agreement.

8.                                      Obligations

8.1                                 Upon Laxdale achieving a Regulatory Approval of a Product in the Laxdale Territory, Scarista shall at its cost, use its Reasonable Commercial Efforts to obtain a Regulatory Approval in those countries of the Scarista Territory (whether by entering into a Licensing or Distributor Agreement or otherwise) where Scarista, at its reasonable discretion, determines it is commercially feasible

8.2                                 Subject to Clause 8.7 (where applicable) upon Regulatory Approval being given within the Scarista Territory for a Product (an “Approved Territory”) Scarista at its cost, in such Approved Territory shall, if it so reasonably determines it is commercially feasible, use its Reasonable Commercial Efforts to:

8.2.1                      maximise the sale marketing and distribution of the Products throughout the Scarista Territory;

8.2.2                      ensure that all licences, approvals  and consents required or desirable for the use, importation, marketing, sale and distribution of the Products in the Scarista Territory; are obtained as soon as reasonably practicable

8.2.3                      permit Laxdale’s duly authorised representatives at all reasonable times by prior appointment but not more than once in any calendar year to enter any premises where Products are being manufactured or stored in order to verify its compliance with its obligations under this Agreement;

8.2.4                      apply the Trade Mark  registered by Laxdale on a royalty free basis in respect of each Product and Scarista will reimburse Laxdale for the cost of maintaining such Trade Mark in the Scarista Territory;

8.3                                 Scarista shall pay all renewal fees in respect of the Patents in the Scarista Territory as and when due. If Scarista elects not to pay renewal fees for any of said Patents it shall give Laxdale 3 months written notice and its licence of said Patent or Patents in terms of this Agreement shall automatically come to an end. If Laxdale wishes to abandon any application or not to maintain any of the Patents set out in the Schedule it shall give three months’ advance written notice to Scarista in which case Scarista may assume responsibility for the payment of all renewal fees in relation to the relevant Patent, in which event the relevant Patent application or Patent shall be assigned to it and royalties shall no longer be payable by Scarista in respect of any use or exploitation of such Patent.

8.4                                 Laxdale and Scarista shall, acting in good faith and on similar terms to the Manufacturing Letter of Intent dated 16th January 2003entered into between the parties, enter into an exclusive purchase agreement in respect of the supply of finished dosage form for Products with Regulatory Approval as may be appropriate and agreed between the parties, on terms such that Laxdale is obliged to supply such finished dosage form to Scarista at cost plus 5% on an “ex-works” basis for so long as Laxdale itself has the right to be supplied with  such finished dosage form by its manufacturer(s).

8.5                                 Each party shall:

8.5.1                      provide the other party, at the other party’s expense, such reasonable assistance as the other party may reasonably require in connection with the obtaining of the other party’s patents and the preservation of any related Intellectual Property;

8.5.2                      assist the other, at the other party’s expense, in the selection of potential licensing parties and will provide the other with all reasonable support necessary to conclude licensing agreements in terms of preparation of reports, technical data, meeting appropriate representatives of such potential parties and allowing access to each others facilities as shall be considered normal and reasonable.  The parties recognise that a common and unified approach to the commercialisation of the Patents outlined in the Schedule is in both their interests;

8.5.3                      pay all renewal fees in respect of any of its patents or patent applications in relation to any of its Improvements in its territory it elects to maintain.

8.6                                 Scarista shall promptly provide all information as reasonably requested by Laxdale from time to time on its commercialisation activities but shall provide a formal written report on its commercialisation activities to Laxdale once a calendar year. Such reports may be tabled at board meetings of Laxdale. Laxdale may request the attendance of a representative of Scarista by telephone or in person as Scarista may determine at such board meetings together with such other personnel as may be agreed between Laxdale and Scarista.

8.7                                 For the purposes of this Clause 8, “Reasonable Commercial Efforts” shall mean efforts consistent with clinical, regulatory and commercialisation efforts for products of similar performance and potential as would be undertaken in the pharmaceutical industry. For the avoidance of doubt Scarista shall be deemed to have used Reasonable Commercial Efforts for the purposes of Clause 8.1 if the board of directors of Scarista determines, acting reasonably, in good faith either that (i) it is not commercially or (on an objective and documented basis) scientifically viable for the foreseeable future to sell a Product (ii) there are objective, documented concerns about patient safety such that it is not appropriate to sell a Product.

9.                                       Reversion of Rights

9.1                                 Scarista will have the rights to research, develop and commercialise Products covered by any or all of the Patents listed in the Schedule, the Know how and the Intellectual Property in the Scarista Territory set out in Clause 2.1 but, subject to the following provisions of Clauses  8 and 9, will not be under an obligation to do so. Unless, within 2 years of approval of a Product in the EU or USA, Scarista has provided Laxdale with realistic and properly detailed plans (“Commercialisation Plans”) for the commercialisation of such  Product which has been developed by Laxdale then Laxdale shall have the option of proposing to Scarista a Commercialisation Plan of its own for the exploitation of said Product in all or any part of the Scarista territory.

9.2                                 Following Laxdale’s proposal in terms of Clause 9.1, Scarista shall have a period of six months in which to accept said Commercialisation Plan for exploitation of said Product and must agree to commence implementation of said Commercialisation Plan within 6 months of acceptance. If Scarista elects to accept and implement said Commercialisation Plan for said Product at it cos tin all or any part of the Scarista Territory, Scarista shall have the right to modify the Commercialisation Plan and

Scarista shall pay royalties to Laxdale in respect of said Product in terms of Clause 5.1.

9.3                                 If following said six month acceptance period referred to in Clause 9.2, Scarista does not accept said Commercialisation Plan in respect of said Product, Laxdale may, in its sole discretion elect to commercialise said Product itself in the Scarista Territory in which event Scarista shall grant a licence to Laxdale to do so and Laxdale shall pay to Scarista a 5% royalty on Net Income received from said Product within the Scarista Territory and the other terms of such licence in respect of the relevant Product shall be substantially similar to the terms hereof but with the parties reversed.

10.                               Infringement of Licensed Rights

10.1                           Each party shall immediately give notice in writing to the other party of any infringement of any of the other party’s Patents or of any inadvertent disclosure or unauthorised use of the other party’s Know-how which comes to its knowledge. Each party shall give such assistance as is reasonably requested to assist the other in the prevention of any such infringement of its rights.  Subject to Clause 10.2 below neither party shall institute any legal proceedings without the prior written consent of the party who is the proprietor of the rights.

10.2                           If the rights owner fails to institute legal proceedings or take such steps considered necessary or appropriate by the other party to prevent infringement of the rights owner’s  Patents or misuse of its Know-how within a reasonable period in the circumstances after being notified of such infringement or misuse, the other party  shall be entitled to do all such things as it shall consider proper to prevent such infringement and in particular shall have the right to institute or defend legal proceedings (and retain any damages awarded) on giving at least 3 working days’ prior written notice to the other party  of its intention to do so.  Both parties hereby consent to the use of its name by the other in legal proceedings instituted or defended in accordance with this sub-clause in so far as it is necessary for the prosecution or defence of such proceedings provided that the party instituting the proceedings in accordance with this sub-clause shall indemnify the other against all costs awarded against it.

11.                               Warranties and Liability

11.1                           To the best of each party’s knowledge and belief the exercise of the rights granted to or to be granted to the other under this Agreement will not result in the infringement of valid patents of third parties or misuse of confidential information belonging to third parties. Subject thereto no other warranty is given in this respect. Nothing in this Agreement shall be construed as a representation, warranty or promise by one party as to the utility or validity of its Patents or its Know-how and all terms, conditions, warranties and representations which would otherwise be implied in this regard, whether by statute or otherwise, are hereby excluded.

11.2                           If at any time during this Agreement either party directly or indirectly opposes or assists any third party to oppose the grant of any patent pursuant to any patent application of the other party or disputes or directly or indirectly assists any third party to dispute the validity of any of the other party’s Patents the other party shall be entitled to determine with immediate effect all or any of the licences as granted under this Agreement by notice in writing.

11.3                           Each party shall or shall procure that its Distributors or Licencees shall maintain adequate product liability insurance in respect of their respective territory and shall ensure that the other party’s interest is noted on the policy and shall supply the other party with a copy of such insurance policy upon request.

11.4                           For the avoidance of doubt, neither party shall be liable to the other in relation to any consequential loss suffered by the other party pursuant to this agreement including (but not limited to) any loss of profit incurred by said party save and except in connection with a claim for damages for breach of exclusivity, non payment of royalties, or breach of Clause 8.3 or unlawful termination.

12.                               Term and Termination

12.1                           This Agreement shall come into force on the Effective Date at which time the Previous Agreements shall be terminated and of no further effect. Notwithstanding the foregoing it is acknowledged and agreed between the parties that any Licences, Sub-licences or Distributor Agreements entered into by Scarista pursuant to the Previous Agreements shall remain in full force and effect and shall be covered by this Agreement.

12.2                           Unless terminated earlier in accordance with the provisions of this Agreement, this Agreement shall expire in any country in the Scarista Territory in respect of a Product upon cessation of all obligations to pay royalties under Clause 5 in that country and thereafter Scarista shall have a fully paid up royalty free non exclusive licence in respect of the relevant Product in that country and Scarista shall be entitled to use the Patents, the Laxdale Know-How, and the Laxdale Intellectual Property in respect of the relevant Product without further payment.

12.3                           Subject to this Agreement being terminated in terms of Clause 12.4, the use by Scarista of the Regulatory Dossiers shall survive termination of this Agreement for the Products in relation to which all payments due in terms of this Agreement have ceased.

12.4                           Either party shall be entitled to terminate this Agreement forthwith by notice in writing to the other if the other commits a material breach of this Agreement and fails to remedy the same within ninety (90) days after receipt of a written notice of the breach requiring remedy of the same.

12.5                           In the event that Laxdale terminates this Agreement pursuant to Clause 12.4:

12.5.1                Scarista’s rights under this Agreement shall terminate;

12.5.2                Scarista shall promptly return to Laxdale all technical and other material in its possession relating to the Products and the Laxdale Intellectual Property and all copies of such material;

12.5.3                subject to Clause 12.5.4, Scarista shall remain entitled to sell its remaining stock as at the date of termination of Products provided that it continues to pay royalties in the manner prescribed in this Agreement;

12.5.4                Laxdale shall have the option to purchase all remaining stock as at the date of termination of Scarista’s Products exercisable by notice in writing within thirty (30) days after termination.  Laxdale shall pay a price equivalent to the cost price of the Products plus 10%;and

12.5.5                Scarista shall, so far as it is contractually able, grant Laxdale the right of access the Regulatory Dossiers for Products within the Scarista Territory that have then received Regulatory Approval and  Scarista shall immediately assign to Laxdale at no cost to Laxdale all Scarista’s right ,title and interest in any Trade Marks it has in any part of the Scarista Territory for Products which have then received Regulatory Approval in the Scarista Territory.

12.6                           In the event that Scarista terminates this Agreement pursuant to Clause 12.4:

12.6.1                all Scarista’s  rights under this Agreement shall continue with full force and effect but Scarista shall no longer be obliged to pay any sums under Clause 5 where such sums fall due after the date of termination;

12.6.2                all Laxdale’s’s rights to Scarista’’s Improvements shall cease;

12.6.3                Laxdale shall promptly return to Scarista all technical and other material in its possession relating to Scarsita’s Improvements to the Products and the Intellectual Property and all copies of such material;

13.                               Force Majeure

13.1                           If either party to this Agreement is prevented or delayed by reason of Force Majeure in the performance of any of its obligations under this Agreement other than an obligation to pay money by reason of Force Majeure, and if such party gives written notice to the other party specifying the matters constituting Force Majeure, together with such evidence as it reasonably can give and specifying the period for which it is estimated that such prevention or delay will continue, the party in question will be excused from the performance or the punctual performance as the case may be as from the date of such notice for so long as such cause of prevention or delay shall continue.

13.2                           For the purposes of this Agreement “Force Majeure” shall be deemed to be any cause affecting performance of the Agreement arising from or attributable to acts, events, permissions or accidents beyond the reasonable control of the party obliged to perform and without limiting the generality thereof shall include the following:

13.2.1                  strikes, lock-outs or industrial action;

13.2.2                  civil commotion, riot, invasion, war or preparation for war;

13.2.3                  fire, explosion, storm, flood, earthquake, subsidence, epidemic or other natural or physical disaster;

13.2.4                  impossibility of transport;

13.2.5                  political interference with the normal operations of any party.

14.                               Remedies

The remedies available to the parties under this Agreement shall be without prejudice to any other rights, either at common law or under statute, which each may have against the other.

15.                               Waiver

The failure of either party to enforce or exercise, at any time or for any period of time, any term of or any right arising pursuant to this Agreement does not constitute and shall not be construed as a waiver of such term or right and shall in no way affect that party’s right later to enforce or exercise it.

16.                               Severability

The invalidity or unenforceability of any term of or any right arising pursuant to this Agreement shall not in any way affect the remaining terms or rights and the remaining terms shall be construed as if such invalid or enforceable term or right did not exist.

17.                               Notices

Any notice required or permitted to be given under this Agreement shall be delivered by hand or sent by recorded delivery mail or by facsimile to the other party at its address set out above or to such other address which it has previously notified to the sending party and shall be deemed to have been given when actually received or, if sent by recorded delivery mail and returned “gone away” or to like effect, on return of such recorded delivery mail.

18.                               Assignment

18.1                           This Agreement is personal to the parties and the parties may not assign, transfer or otherwise part with this Agreement or any right or obligation under it without the prior written consent of the other (such consent not to be unreasonable withheld or delayed).

18.2                           If either party wishes to transfer its rights to a third party which is a subsidiary of it or which has the same or similar shareholders, then it shall do so only after receiving the written agreement of the other party (said agreement not to be unreasonably withheld) and only on entering into an agreement with the third party which preserves the rights of the other party as set out in this Agreement

19.                               No Agency/Joint Venture

The relationship of the parties is that of independent contractors and nothing in this Agreement can be construed so as to constitute them as partners or joint venturers or to empower either party to act for, bind or otherwise create or assume any other obligation on behalf of the other party.

20.                               Clause Headings

Clause headings are purely for ease of reference and do not form part of or affect the interpretation of this Agreement.

21.                               Schedules

The Schedules referred to form part of this Agreement.

22.                               No other terms

The Parties acknowledge that they are not relying on any agreement, understanding, arrangement or representation relating to the subject matter of this Agreement which is not expressly set out in this Agreement and that this Agreement supersedes all prior oral or written agreements, understandings or arrangements between them relating to such subject.  No amendment to this Agreement shall take effect unless it has been signed by the authorised representatives of the Parties.

23.                               Law and Jurisdiction

The construction, validity and performance of this Agreement is governed by the Laws of England and the parties hereby submit to the exclusive jurisdiction of the English Courts.

IN WITNESS WHEREOF the Parties have executed this document as an agreement the day and year first above written.

SIGNED by	)

for and on behalf of	)

SCARISTA LIMITED	)

in the presence of:	)

SIGNED by	)

for and on behalf of	)

LAXDALE LIMITED	)
)
in the presence of:

THE SCHEDULE

Patent	Date	Description

PCT/GB00/00164	21/01/00	Highly purified ethyl EPA and other EPA derivatives

PCT/GB00/02681	11/07/00	EFAs and homocysteine lowerers (folic, B12 and pyridoxine)

GB 99055417.3		Diagnostic test, PLA2 assay

PCT/GB00/03926		Treatment of Fatigue and Stroke

PCT/GB00/02717	11 July 2000	Highly purified EPA arachidonic acid